Exhibit (2)(p)

CERTIFICATE OF INITIAL SHAREHOLDER

Merrill Lynch Investment Managers L.P., the holder of shares of common stock indicated below of Dow 30SM Premium & Dividend Income Fund Inc., a Maryland Corporation (the “Fund”), does hereby confirm to the Fund its representation that it purchased such shares for investment purposes, with no present intention of tendering or reselling any portion thereof.

Merrill Lynch Investment Managers L.P.

By: Princeton Services, Inc., its general partner

By:	/s/ Donald C. Burke
Name:	Donald C. Burke
Title:	Treasurer
Date:	April 16, 2005

Aggregate Purchase

Name of Shareholder	Name of Fund	Number of Shares	Amount
Merrill Lynch Investment Managers, L.P.	Dow 30SM Premium & Dividend Income Fund Inc.	5,236	$100,008